UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):
☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
OR
☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission file number 033-90866

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:
Wabtec Savings Plan
B.    Name of issuer of the securities held pursuant to the plan and the address of the principal executive office.
Westinghouse Air Brake Technologies Corporation
30 Isabella Street
Pittsburgh, PA 15212

WABTEC SAVINGS PLAN
ANNUAL REPORT ON FORM 11-K
DECEMBER 31, 2025 AND 2024
TABLE OF CONTENTS

Page
Reports of Independent Registered Public Accounting Firm	3
Audited Financial Statements
Statements of Net Assets Available for Benefits	5
Statement of Changes in Net Assets Available for Benefits	6
Notes to Financial Statements	7
Supplemental Schedules
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	12
Signature	13
Exhibits
Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm
Exhibit 23.2 - Consent of Independent Registered Public Accounting Firm

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants of the Wabtec Savings Plan and the Retirement Committee

Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of Wabtec Savings Plan (the "Plan") as of December 31, 2025, and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Other Matter
The financial statements of Wabtec Savings Plan as of December 31, 2024, and for the year ended December 31, 2024, were audited by Freed Maxick, P.C. On August 1, 2025, Freed Maxick, P.C. joined with WithumSmith+Brown, PC. Freed Maxick, P.C. expressed an unqualified opinion on those financial statements dated June 25, 2025.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ WithumSmith+Brown, PC

We have served as the auditor of the Plan since 2004.

Buffalo, New York
June 23, 2026

PCAOB ID Number 100

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Retirement Committee, Plan Administrator, and Plan Participants of Wabtec Savings Plan

Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of the Wabtec Savings Plan (the Plan) as of December 31, 2024, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Freed Maxick P.C.

We have served as the Plan's auditor since 2004.

Buffalo, New York
June 25, 2025

WABTEC SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2025	2024
Investments at fair value:
Employer securities	$65,612,036	$62,406,217
Self-directed brokerage	48,560,404	34,916,470
Other investments	1,683,403,251	1,418,300,663
	1,797,575,691	1,515,623,350
Receivables:
Notes receivable from participants	37,595,443	34,478,809
Employer contributions receivable	25,083,599	29,204,672
Employee contributions receivable	—	2,277,955
	62,679,042	65,961,436
Net assets available for benefits	$1,860,254,733	$1,581,584,786
The accompanying notes are an integral part of these financial statements.

WABTEC SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31,
2025
Sources of net assets:
Employee contributions	$97,284,388
Employer contributions, net	55,202,086
Interest and dividend income	62,828,160
Realized gain on investment transactions	15,951,481
Net appreciation in fair value of investments	197,140,709
Total sources of net assets	428,406,824
Applications of net assets:
Benefit payments	148,125,640
Administrative expenses, net	1,611,237
Total applications of net assets	149,736,877
Increase in net assets	278,669,947
Net assets available for benefits:
Beginning of year	1,581,584,786
End of year	$1,860,254,733
The accompanying notes are an integral part of these financial statements.

WABTEC SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2025 AND 2024
1. DESCRIPTION OF PLAN
The following description of the Wabtec Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan’s provisions.
General
The Plan, effective March 9, 1990, amended and restated effective January 1, 2022, is a contributory plan intended to comply with the provisions of Sections 401(a), 401(k) and 401(m) of the Internal Revenue Code (the “Code”). Except for certain collectively bargained employees as described below, all regular United States employees of Westinghouse Air Brake Technologies Corporation and its subsidiaries (“Wabtec” or the “Company”) are eligible to participate upon their hire date. Subject to the terms of applicable collective bargaining agreements, collectively bargained employees in Greensburg, Pennsylvania are eligible to participate in the Plan upon their hire date, but those hired before October 1, 2004 are not eligible for employer contributions.
Generally, former employees of companies acquired by Wabtec, who become employees of Wabtec or its affiliates immediately upon the completion of the acquisition, and who otherwise meet the general eligibility requirements of the Plan are eligible to participate in the Plan.
A committee appointed by Wabtec’s Board of Directors or its authorized delegates (the “Committee”) is responsible for the administration and operation of the Plan. In this capacity, the Committee selects and monitors the Plan’s investment options and otherwise takes such steps as may be necessary and appropriate for the effective administration of the Plan.
Contributions
Participants may contribute, through payroll deductions, employee elective pre-tax and after-tax “Roth” contributions from 1% to 50% of their eligible compensation, subject to the current Code limit which was $23,500 for 2025. New eligible employees are automatically enrolled in the Plan with 3% of eligible compensation contributed to the Plan as employee pre-tax contributions, unless such employees elect a different contribution percentage or elect not to contribute. This automatic enrollment provision does not apply to certain employee groups such as certain collectively bargained employees. In addition, participants may contribute employee after-tax contributions from 1% to 50% of their compensation. Participants who are 50 years of age or older during the plan year may contribute additional pre-tax or Roth catch up contributions, up to $7,500 in 2025. Participants’ total annual contributions may not exceed the contribution limits under Section 415(c) of the Code. In addition, the combination of an employee’s elective pre-tax, Roth and after-tax contributions may not exceed 50% of their eligible compensation. Active participants are able to convert all or a portion of their vested account balance in the Plan into after-tax Roth contributions.
For those participants that are eligible, the Company makes an annual basic contribution of 3% of a participant’s eligible compensation, with the general requirement that the Company employs the participant on the last work day of the year for which the basic contribution is made. In addition, the Company will match 100% of the participant’s pre-tax, Roth and/or after-tax contributions to the Plan up to a total of 3% of eligible compensation. Different levels of annual basic contributions and matching contributions may apply to certain collectively bargained employees.
Participants may elect to roll over account balances from other eligible retirement plans in accordance with the Code. Rollover contributions are included within Employee contributions on the Statement of Changes in Net Assets Available for Benefits. For the year ended December 31, 2025, rollovers from other qualified plans totaled $11,371,665.
The Plan allows participants to direct their contributions, and contributions made on their behalf, to any of the investment alternatives offered under the Plan, which includes a self-directed brokerage account through which participants can access a broad range of mutual funds not offered directly through the Plan. The Plan permits participants to invest in Wabtec common stock. The Plan limits participants’ investments in Wabtec common stock such that (1) participants with more than 20% of their account invested in Wabtec common stock may not elect to transfer additional portions of their account into Wabtec common stock, and (2) participants may not elect to invest more than 20% of their future contributions to the Plan (or future contributions made to the Plan on their behalf by Wabtec) in Wabtec common stock.
Contributions receivable as of December 31, 2025, include contributions from Wabtec and Wabtec employees that were due to the Plan but had not yet been deposited into the Plan's assets by December 31, 2025.

Withdrawals
Participants may make the following types of withdrawals:
In-Service Withdrawals – Once every six months, a participant may withdraw all or any portion of his or her account attributable to employee after-tax contributions or rollover contributions. Once every six months, a participant may withdraw the vested portion of his or her account attributable to employer matching, or employer basic contributions contributed to the Plan before October 1, 2016. Once a participant has reached age 59½, he or she can withdraw any portion of his or her vested account.
Hardship Withdrawals – In the case of hardship, as defined in the plan document, the participant can elect to withdraw up to 100% of his or her account attributable to employee elective or Roth contributions. Hardship withdrawals are limited to once in any six-month period.
Notes Receivable from Participants
Notes receivable from participants (loans) are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document. A participant may borrow from his or her fund accounts a maximum loan amount equal to the lesser of 50% of the value of the participant’s vested balance of his or her account, reduced by any outstanding loan balance, or $50,000. The loans bear interest based on the Reuters Prime Rate adjusted periodically, plus one percent. The interest rates on participant loans as of December 31, 2025, range from 3.25% to 10.50%. Principal and interest are paid ratably through payroll deductions.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contribution and (b) Plan earnings which may be charged with an allocation of administrative expenses and other applicable Plan expenses (such as for initiating a Plan loan). The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time as well as terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). In the event the Plan is terminated, the Company will direct either (a) that the investment manager and trustee continue to hold the participants’ accounts in accordance with the Plan, or (b) that the investment manager and trustee immediately distribute to each participant all amounts in the participant’s account in a single lump-sum payment. In the event of Plan termination, participants would become 100% vested in their employer contributions.
Vesting
Employee pre-tax, Roth, after-tax and rollover contributions are at all times 100% vested and non-forfeitable. Plan participants become 100% vested in employer contributions after three years of service as described in the Plan document. Special vesting rules may apply to amounts held on behalf of certain union employees and on amounts transferred into the Plan from another qualified retirement plan.
Forfeitures
Amounts forfeited by participants are used to reduce employer contributions or if the employer has made such contributions in full, to pay the Plan's administrative expenses. Forfeitures used to reduce employer contributions and pay plan administrative expenses during the year ended December 31, 2025 amounted to $2,713,983. As of December 31, 2025, the amount in the forfeited non-vested accounts totaled $4,204,884 ($3,220,291 as of December 31, 2024).
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accounts of the Plan are maintained on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (US GAAP). Certain prior year amounts have been reclassified, where necessary, to conform to the current year presentation.
Accounting Estimates
The process of preparing financial statements in conformity with US GAAP requires management to use estimates and assumptions that affect certain types of assets, liabilities and changes therein. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, actual results may differ from estimated amounts.

Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Committee determines the Plan’s valuations policies utilizing information provided by the investment advisers and custodian. See Note 3 for a discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Realized gain on investment transactions includes the Plan's gains and losses on investments bought and sold during the year. Net appreciation in fair value of investments includes the Plan's gains and losses on investments held during the year.
Payment of Benefits
Benefits are recorded when paid.
Expenses
Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses.
Income Taxes
The Plan has received a favorable determination letter dated August 24, 2022 stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. This determination letter applies to all amendments dated through June 23, 2021. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Since the June 23, 2021 amendment, the Plan has been restated and amended, but the plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.
US GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the tax authorities. Management has evaluated the Plan’s tax positions and concluded that as of December 31, 2025, the Plan had maintained its tax-exempt status and had taken no uncertain tax positions that required an adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the Plan’s financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Market risks include global events which could impact the value of investment securities, such as a pandemic or international conflict.
3. FAIR VALUE MEASUREMENT
The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, establishes a valuation hierarchy for disclosure of the inputs to valuation used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows:

•Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.
•Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument.
•Level 3 inputs are unobservable inputs based on the Company’s assumptions used to measure assets and liabilities at fair value.
A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. During 2025, based on further evaluation of the nature of the investment and the valuation inputs, management reclassified the Plan’s investment in the Fidelity Blue Chip Growth Commingled Pool from shares of registered investment companies to common collective trust within the fair value hierarchy. The investment is a common collective trust that provides a daily net asset value and is redeemable at Net Asset Value ("NAV"). The presentation in the 2024 fair value hierarchy has been updated to conform to the current year presentation. This reclassification had no effect on total net assets available for benefits or changes in net assets available for benefits. With the exception of the reclassification, there have been no changes in the methodologies used at December 31, 2025 and 2024.
The Plan’s assets are invested in the common stock of Wabtec, common collective trusts, a self-directed brokerage fund, and shares of registered investment companies (mutual funds) held by Fidelity Management Trust Company (“Fidelity”), the Plan custodian and trustee, and various other issuers. The following is a description of the valuation methodologies used for assets measured at fair value:
•Shares of registered investment companies – Valued at the quoted NAV of shares held by the Plan at year end.
•Employer securities – These investments consist of a unitized stock fund which consists of Wabtec common stock valued at the closing price reported on the active market on which the individual securities are traded and a small money market fund for liquidity purposes.
•Self-directed brokerage funds – These investments consist of cash equivalents and shares of registered investment companies.
•Common collective trusts – These investments are comprised of shares or units in commingled funds that are not publicly traded. The underlying assets in these funds are primarily publicly traded equity securities, fixed income securities, and commodity-related securities and are valued at their NAV, as a practical expedient, that is calculated by the investment manager or sponsor of the fund. This practical expedient would not be used if it is determined to be probable that the common collective trust will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan's management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2025 and 2024.

		December 31, 2025
Assets	Total	Level 1	NAV
Shares of registered investment companies	$1,312,358,458	$1,312,358,458	$—
Employer securities	65,612,036	65,612,036	—
Self-directed brokerage funds	48,560,404	48,560,404	—
Common collective trusts (a)	371,044,793	—	371,044,793
Total	$1,797,575,691	$1,426,530,898	$371,044,793

		December 31, 2024
Assets	Total	Level 1	NAV
Shares of registered investment companies	$1,074,390,682	$1,074,390,682	$—
Employer securities	62,406,217	62,406,217	—
Self-directed brokerage funds	34,916,470	34,916,470	—
Common collective trusts (a)	343,909,981	—	343,909,981
Total	$1,515,623,350	$1,171,713,369	$343,909,981

(a)In accordance with FASB ASC 820-10, certain investments that are measured at fair value using NAV per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

The Common Collective Trusts are measured at fair value using the NAV per share practical expedient. There are no participant redemption restrictions for these investments; the redemption notice period of 12 months is applicable only to the Plan; unfunded commitments are not applicable; and redemption frequency is daily.

4. PARTY-IN-INTEREST TRANSACTIONS
Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for professional, legal, accounting, and other expenses are paid through revenue sharing and, in accordance with the Plan's terms, by direct payment from the Plan’s forfeitures account and amounted to $466,648 for the year ended December 31, 2025. The total revenue used to offset these expenses under the Revenue Credit Program (revenue sharing) was $169,212 for the year ended December 31, 2025. The majority of the remaining expenses represents fees paid by the participants for recordkeeping expenses and fees for individual plan activities, including the setup and maintenance of loans, which amounted to $1,313,801. The Plan also invests in Wabtec stock. Wabtec is the plan sponsor, and therefore, transactions qualify as party-in-interest transactions. Investment income from parties-in-interest transactions amounted to $242,380,563, and interest income from notes receivable from participants amounted to $3,124,442 for the year ended December 31, 2025.

5. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the Plan's financial statements to the Form 5500:

	December 31,
	2025	2024
Net assets available for benefits per the financial statements	$1,860,254,733	$1,581,584,786
Notes receivable from investments, included in investments on Form 5500	37,595,443	34,478,809
Notes receivable from participants	(37,595,443)	(34,478,809)
Net assets available for benefits per the Form 5500	$1,860,254,733	$1,581,584,786

As permitted under ERISA, the reconciling items shown above are due to the difference in the method of accounting used under government reporting requirements in preparing the Form 5500 as compared to the Plan’s financial statements.

6. SUBSEQUENT EVENTS
On December 6, 2024, Wabtec completed the acquisition of Bloom Engineering, Inc. Effective January 22, 2026, the assets of the Bloom Engineering, Inc. 401(k) Plan (the " Bloom Plan") were transferred into the Plan at a total fair value of $30,458,429. Effective January 1, 2026, former participants of the Bloom Plan became participants in the Plan.
On July 1, 2025, Wabtec completed the acquisition of Evident's Inspection Technologies division ("Inspection Technologies"). Effective January 30, 2026, the assets of the Inspection Technologies 401(k) Plan (the "Inspection Technologies Plan") were transferred into the Plan at a total fair value of $14,969,758. Effective January 1, 2026, former participants of the Inspection Technologies Plan became participants in the Plan.

WABTEC SAVINGS PLAN
PLAN NUMBER 004
EMPLOYER IDENTIFICATION NUMBER 25-1615902
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2025

Identity of Issuer	Description of Asset	Fair Value
Fidelity	Fidelity Blue Chip Growth Commingled Pool*	$305,493,892
Fidelity	Fidelity 500 Index Fund *	189,911,465
Fidelity	Fidelity Freedom 2035 Fund K6 *	148,261,954
Fidelity	Fidelity Freedom 2030 Fund K6 *	134,269,082
Fidelity	Fidelity Freedom 2040 Fund K6 *	121,160,135
Fidelity	Fidelity Freedom 2045 Fund K6 *	90,242,407
Fidelity	Fidelity Freedom 2050 Fund K6 *	84,336,447
Fidelity	Fidelity Freedom 2025 Fund K6 *	71,552,033
Wabtec	Wabtec Stock Fund *	65,612,036
Fidelity	Fidelity Managed Income Portfolio II Class II *	65,550,901
Fidelity	Fidelity Freedom 2055 Fund K6 *	63,536,388
Fidelity	Brokeragelink *	48,560,404
Vanguard	Mid Cap Index Fund	47,733,955
Vanguard	Equity Income Fund Admiral	43,977,864
Wabtec Savings Plan	Participant Loan Fund* (interest rates range from 3.25% to 10.5%)	37,595,443
Allspring	Allspring Core Bond E1	35,351,598
Vanguard	Total International Stock Index Fund	31,509,327
Fidelity	Fidelity Freedom 2060 Fund K6 *	30,215,428
Vanguard	Total Bond Market Index Fund	27,736,745
Fidelity	Fidelity Freedom 2020 Fund K6 *	23,312,682
Fidelity	Fidelity Overseas Fund K *	22,607,960
Fidelity	Fidelity® Small Cap Growth K6 Fund *	22,130,786
Fidelity	Fidelity Small Cap Index *	19,715,192
Vanguard	Emerging Markets Stock Index Fund	17,642,107
BlackRock	BlackRock High Yield Portfolio Fund K	15,349,340
Fidelity	Fidelity Low-Priced Stock K6 Fund *	13,534,835
Capital Research and Management Company	American Funds EuroPacific Fund Class R6	12,858,293
Fidelity	Fidelity Freedom 2065 Fund K6 *	12,801,345
Fidelity	Fidelity Freedom 2015 Fund K6 *	11,203,840
Allspring	Allspring Special Mid Cap Value Fund - Class R6	9,448,085
Fidelity	Fidelity Freedom Retire Fund K6 *	5,613,684
Fidelity	Fidelity Freedom 2010 Fund K6 *	3,792,511
Fidelity	Fidelity Freedom 2070 Fund K6 *	1,309,114
Fidelity	Fidelity Money Market Trust Retirement Government Money Market II *	1,243,856
		$1,835,171,134

* Offered by an issuer considered to be a party-in-interest.

SIGNATURE
Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

Wabtec Savings Plan

By:	/s/ Nicole Theophilus
Nicole Theophilus
Executive Vice President and Chief Administrative Officer and Plan Administrator of the Wabtec Savings Plan
June 23, 2026